UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION
(Translation of registrant's name into English)

3 Times Square
New York, New York 10036, United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.2 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s following registration statements on Form S-8: File No. 333-135721, 333-152029 and 333-162035.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

Date: March 9, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended and Restated Indenture

99.2	Thomson Reuters Deferred Compensation Plan